SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
___________

FORM 11-K

FOR ANNUAL REPORTS OF
EMPLOYEE STOCK REPURCHASE, SAVINGS
AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended: December 31, 2004.

☐	TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from ________ to ____________

Commission file number: 0-13153

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Habersham Bancorp 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Habersham Bancorp
Highway 441 N.
P.O. Box 1980
Cornelia, Georgia 30531

1

Financial Statements

(a)	Financial Statements

Filed as a part of this report on Form 11-K are the audited financial statements of the Plan as of and for the year ended December 31, 2004.

2

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Habersham Bancorp Savings Investment Plan

By: Senior Vice President

By: ______________________________
Name: /s/ Karen Ward
Title: Senior Vice President

Dated:	6-29-05

3

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Plan Administrator
Habersham Bancorp 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the Habersham Bancorp 401(k) Plan (the “Plan”) as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004 and the supplemental schedule as of December 31, 2004. These financial statements are the responsibility of the Plan’s administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Habersham Bancorp 401(k) Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in the accompanying schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s administrator. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PORTER KEADLE MOORE, LLP
Atlanta, Georgia
May 20, 2005

Habersham Bancorp 401(k) Plan

Statements of Net Assets Available for Benefits

December 31, 2004 and 2003

Assets:	2004	2003
Cash	$-	14,914
Accounts receivable:
Employer match	6,175	-
Employee deferral	11,906	-
Loan payments	614	-
Total accounts receivable	18,695	-
Investments:
Money market accounts	831,767	684,989
Mutual funds	4,602,683	4,570,769
Common stock of Habersham Bancorp	930,036	1,035,878
Participant loans	70,152	66,893
Total investments	6,434,638	6,358,529
Total assets	6,453,333	6,373,443
Liabilities - excess contributions due to participants	-	14,930
Net assets available for benefits	$6,453,333	6,358,513

See accompanying notes to financial statements.

Habersham Bancorp 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2004

Additions to net assets attributed to:
Contributions:
Employer	$151,457
Employee	400,843
Rollover	119,077
Total contributions	671,377
Investment income:
Interest	58,948
Dividends	56,504
Total investment income	115,452
Total additions	786,829
Deductions from net assets attributed to:
Benefit distributions to participants	670,147
Net decrease in fair value of investments	21,662
Administrative fees	200
Total deductions	692,009
Increase in net assets available for benefits	94,820
Net assets available for benefits:
Beginning of year	6,358,513
End of year	$6,453,333

See accompanying notes to financial statements.

Habersham Bancorp 401(k) Plan

Notes to Financial Statements

(1)	Description of the Plan
General
The following description of Habersham Bancorp 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

The Plan, which commenced on July 1, 1985, is a defined contribution plan covering all eligible employees of Habersham Bancorp and subsidiaries (the “Company”). Full-time employees become eligible to participate after the attainment of 21 years of age. Enrollment in the Plan is available twice annually on January 1 and July 1. Full-time employees are eligible for Company matching contributions immediately. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions
Participants may contribute from 1% to 50% of their pretax earnings up to a maximum of $13,000 in 2004. Rollover contributions from other qualified plans are permitted. At its discretion, the Company may make matching contributions in an amount not to exceed 100% of each participant’s first 3% of compensation contributed as elective deferrals.

Vesting
Participants are immediately vested in their voluntary contributions to the Plan. Participants vest in the Company’s contributions according to the following schedule:

Years of Service	Percentage
Less than 1	0%
1	0%
2	25%
3	50%
4	75%
More than 4	100%

Participants automatically become 100% vested upon death or disability while still an active employee of the Company. Upon termination of employment, amounts not vested will be forfeited with such forfeitures reducing the Company’s future matching contributions. Forfeitures of $19,150 were used to reduce the Company’s contributions during 2004. Forfeitures of $21,876 were available at December 31, 2004, to reduce the Company’s future contributions.

Payment of Benefits
Upon retirement, a participant is entitled to receive 100% of his vested account balance in a lump-sum distribution or periodic payments over a predetermined period. Upon the death of a participant, the designated beneficiary is entitled to receive 100% of the participant’s account in a lump-sum distribution or periodic payments over a predetermined period. In addition, disabled participants are entitled to 100% of their account balance. Plan participants who are terminated for reasons other than retirement, death or disability are entitled to receive only the vested portion of their account. The Plan also allows for certain hardship withdrawals prior to termination of employment.

Habersham Bancorp 401(k) Plan

Notes to Financial Statements, continued

(1)	Description of the Plan, continued
Participant Loans
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at rates that range from 5% to 7.5%, which are commensurate with local prevailing rates as determined quarterly by the Plan administrator.

Administrative Expenses
Significant costs of administering the Plan are paid by the Company. These costs include legal, administrative and accounting fees.

Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. The participants affected by the termination or discontinuance of contributions will immediately become 100% vested in their accounts.

(2)	Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting and present the net assets available for benefits and changes in those assets of the Plan. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein, and disclosure of contingent assets and liabilities. Accordingly, actual results may differ from those estimates.

Investment Valuation
The Plan’s investments are stated at fair value. The Company’s stock trades on the NASDAQ exchange, and the value of Habersham Bancorp stock is based on a quoted market price. Investments in mutual funds are valued at fair value based on quoted market prices of the underlying fund securities. Participant loans are stated at cost, which approximates fair value.

The Plan provides for investments in various investment securities, which are exposed to various risks such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

The net gain/(loss) from investment activity includes realized and unrealized gains and losses from investment activity as well as earnings on investments. Unrealized gains/(losses) are calculated as the difference between the current value of securities as of the end of the plan year and either the current value at the end of the preceding year or the actual cost if such investments were purchased during the current year. Realized gains or losses on sales of investments are calculated as the difference between sales proceeds and the current value of investments at the beginning of the year or the actual cost if such investments were purchased during the year. Earnings on investments include interest and dividends received on the Company’s common stock and mutual fund shares.

Securities transactions are recorded on the trade date. Dividend income is recorded on the ex-dividend date.

Habersham Bancorp 401(k) Plan

Notes to Financial Statements, continued

(3)	Investments
The following table represents investments at December 31, 2004 and 2003:

	2004	2003
Money Market accounts:
Money Market Fund	$831,767	-
Accessor U.S. Government Money Market Fund	-	95,844
Federated Prime Obligations Fund	-	589,145
	831,767	684,989
Mutual funds:
Accessor Aggressive Growth Allocation Fund	-	210
Accessor Balanced Allocation Fund	-	276
Accessor Growth Fund	-	739,137
Accessor Intermediate Fixed-Income Fund	-	329,514
Accessor International Equity Fund	-	182,795
Accessor Short-Intermediate Fixed Income Fund	-	86,843
Accessor Value Fund	-	327,213
Federated Capital Appreciation Fund	-	294,959
Federated GNMA Fund	-	306,261
Federated Kaufmann Fund	-	793,419
Federated Maximum Capital Fund	-	435,010
Federated Stock Trust Fund	-	550,461
Fidelity Advisor Equity Growth Fund	-	436,956
Goldman Sachs International Equity Fund	-	54,599
North Track Funds PSE Tech 100 Index Fund	-	33,116
Blackrock Core Total Return	656,705	-
Federated Government Income	367,931	-
Investment Company of America	1,097,622	-
Smith Barney Short-Term	694,387	-
Smith Barney Large	889,229	-
Goldman Sachs Growth	429,349	-
Van Kampen Equity and Income	90,631	-
Oppenheimer Capital	94,580	-
AllianceBerstein Global	87,749	-
MFS New Discover	83,359	-
Salomon Brother Small Cap	64,456	-
Smith Barney S&P 500	38,850	-
AIM Balanced Fund	7,835	-
	4,602,683	4,570,769
Common Stock:
Habersham Bancorp common stock	930,036	1,035,878
Participant loans	70,152	66,893
Total investments	$6,434,638	6,358,529

Habersham Bancorp 401(k) Plan

Notes to Financial Statements, continued

(3)	Investments, continued
During 2004, the Plan’s investments (including investments bought, sold, and held during the year) depreciated in value by $21,662 as detailed below:

Net Change in Investments at Fair Value as Determined by Quoted Market Price:
Mutual Funds	$84,180
Common Stock	(105,842)
Net change in fair value	$(21,662)

Single investments representing more than 5% of the Plan’s net assets as of December 31, 2004 and 2003, are separately identified.

	2004	2003
Money Market Accounts:
Federated Prime Obligations Fund	$-	589,145
Money Market Fund	831,767	-
Mutual Funds:
Accessor Growth Fund	-	739,137
Accessor Intermediate Fixed-Income Portfolio	-	329,514
Accessor Value & Income Portfolio	-	327,213
Federated Kaufmann Fund	-	793,419
Federated Maximum Capital Fund	-	435,010
Federated Stock Trust Fund	-	550,461
Fidelity Advisor Equity Growth Fund	-	436,956
Blackrock Core Total Return	656,705	-
Federated Government Income	367,931	-
Investment Company of America	1,097,622	-
Smith Barney Short-Term	694,387	-
Smith Barney Large	889,229	-
Goldman Sachs Growth	429,349	-
Common Stock - Habersham Bancorp	930,036	1,035,878

(4)	Tax Status
The Plan received a determination letter for the prototype plan upon which it is modeled dated September 18, 2001, which the Internal Revenue Service (IRS) stated that the Plan as then designed was in compliance with the applicable requirements of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRS. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

(5)	Party-In-Interest Transactions
The Plan received cash dividends of $56,504 on its investment in Habersham Bancorp common stock during 2004. In addition, the Plan received accounting services from Federated during 2004. Federated was also the issuer of several of the Plan’s investments.

Habersham Bancorp 401(k) Plan

Notes to Financial Statements, continued

(6)	Reconciliation of Financial Statements to Form 5500
Differences exist between the financial statement amounts and the Form 5500. These differences are due to the excess contributions due to participants being recorded in 2003 for financial statement purposes and in 2004 for the Form 5500. The following is a reconciliation of net assets available for benefits at December 31, 2003, from the financial statements to Form 5500:

Net assets available for benefits per the financial statements	$6,358,513
Excess contributions due to participants	14,930
Net assets available for benefits per the Form 5500	$6,373,443

The following is a reconciliation of the increase in net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31, 2004:

Increase in net assets available for benefits per the financial statements	$94,820
Excess contributions due to participants	(14,930)
Increase in net assets available for benefits per Form 5500	$79,890

(7)	Plan Amendment
On October 1, 2004, the Company changed the Plan’s trustee and third party administrator. Upon the change, the Company adopted a new plan document provided by the new administrator. The new plan document, which was retroactive to the beginning of the Plan year, January 1, 2004, changed the eligible age requirement from 16 to 21 and allowed all full-time employees to receive immediate company matching contributions rather than the previous one-year waiting period. In addition, the Plan name changed from Habersham Bancorp Savings Investment Plan to Habersham Bancorp 401(k) Plan. All other provisions of the new plan document are the same as the previous plan document. The adoption of the new plan document did not affect the net assets of the Plan.

(8)	Prohibited Transactions
When the Plan changed its trustee (see note 7) there was a 55 day period in which neither trustee would accept deposits, therefore, the Plan sponsor was unable to deposit approximately $35,000 of participant deferrals within the required timeframe as stated by the United States Department of Labor (DOL). When the period ended, the sponsor immediately deposited the funds to the Plan. The DOL considers late deposits to be prohibited transactions. The Plan sponsor will file Form 5330 and pay applicable excise tax. The excise tax payments will be made from the Plan sponsor's assets and not from assets of the Plan.

Habersham Bancorp 401(k) Plan

Schedule H, Line 4i - Schedule of Assets Held for Investment Purposes

December 31, 2004
EIN: 58-1563165 PN 001

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value

	Money Market Fund	Cash	N/A	$831,767
	Mutual funds:
	Blackrock Core Total Return	67,354 mutual fund shares	N/A	656,705
	Federated Government Income	40,881 mutual fund shares	N/A	367,931
	Investment Company of America	35,695 mutual fund shares	N/A	1,097,622
	Smith Barney Short-Term	165,330 mutual fund shares	N/A	694,387
	Smith Barney Large	40,660 mutual fund shares	N/A	889,229
	Goldman Sachs Growth	19,786 mutual fund shares	N/A	429,349
	Van Kampen Equity and Income	10,514 mutual fund shares	N/A	90,631
	Oppenheimer Capital	2,295 mutual fund shares	N/A	94,580
	AllianceBerstein Global	1,539 mutual fund shares	N/A	87,749
	MFS New Discover	5,083 mutual fund shares	N/A	83,359
	Salomon Brother Small Cap	4,158 mutual fund shares	N/A	64,456
	Smith Barney S&P 500	3,164 mutual fund shares	N/A	38,850
	AIM Balanced Fund	310 mutual fund shares	N/A	7,835

	Common Stock:
*	Habersham Bancorp common stock	45,147 common stock shares	N/A	930,036

	Participant loans	Interest rates ranging from 5% to 7.5% with maturities through April 2018	-	70,152

* - Habersham Bancorp is a party-in-interest to the Plan.
N/A - Value is not applicable due to investment being participant directed